UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-4F

(Amendment No. 2)

(Rule 13e-102)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 13e-4 THEREUNDER

DOCEBO INC.

(Exact name of Issuer as specified in its Charter)

Ontario, Canada

(Jurisdiction of Issuer’s Incorporation or Organization)

Docebo Inc.

(Name(s) of Person(s) Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

25609L105

(CUSIP Number of Class of Securities)

366 Adelaide St. West

Suite 701

Toronto, Ontario, Canada M5V 1R7

(800) 681-4601

Attn. Sukaran Mehta

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Brad Ross Goodmans LLP 333 Bay St. Suite 3400 Toronto, Ontario Canada M5H 2S7 (416) 979-2211	Milson Yu John T. McKenna Cooley LLP 3175 Hanover Street Palo Alto, CA 94304 U.S.A. (650) 843-5000

November 23, 2023

(Date tender offer first published, sent or given to security holders)

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13E-4F (as amended, the “Schedule 13E-4F”) filed with the Securities Exchange Commission on November 24, 2023 by Docebo Inc. (the “Company”), a company organized under the laws of the province of Ontario, in connection with the Company’s substantial issuer bid (the “SIB”) pursuant to which the Company offered to purchase from shareholders for cancellation up to 1,818,181 of its common shares (“Common Shares”) at a price of US$55.00 per Common Share for an aggregate purchase price not exceeding US$100,000,000, on and subject to the conditions set forth in the Offer to Purchase dated November 22, 2023, the accompanying Issuer Bid Circular, the related Letter of Transmittal and the Notice of Guaranteed Delivery (which together constitute the “Offer”).

The Schedule 13E-4F is hereby amended and supplemented by adding the following:

•

The Company has taken up and purchased for cancellation 1,818,181 Common Shares at a purchase price of US$55.00 per Common Share, for a total cost of approximately US$100 million. The Common Shares purchased represented approximately 5.7% of the issued and outstanding Common Shares on a non-diluted basis as of November 22, 2023, the date the terms of the Offer were publicly announced. After giving effect to the Offer, 30,326,383 Common Shares will be issued and outstanding.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The Issuer has filed the following as Exhibits to this Amendment No. 2 to Schedule 13E-4F:

Exhibit Number	Description of Exhibit

107.1	Filing Fee Table*

*	Previously filed.

PART IV

SIGNATURES

By signing this Amendment No. 2 to the Schedule 13E-4F, the person filing this Amendment No. 2 to the Schedule 13E-4F consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 13E-4F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DOCEBO INC.

By:	/s/ Sukaran Mehta
Name: Sukaran Mehta
Title: Chief Financial Officer

Dated as of January 4, 2024

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